

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2011

<u>Via E-Mail</u>
C. Richard Lyttle, Ph.D., Chief Executive Officer
Radius Health, Inc.
201 Broadway, 6th Floor
Cambridge, Massachusetts 02139

  Re: **Radius Health, Inc.**
     Form 8-K
     Filed May 23, 2011
     Form 10-K for Fiscal Year Ended
     December 31, 2010
     Filed March 24, 2011
     File No. 000-53173

Dear Dr. Lyttle:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Pamela Howell
          for

          John Reynolds
          Assistant Director